UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number:

YD Bio Limited

(Exact Name of Registrant as Specified in Charter)

12F., No. 3, Xingnan St.,
Nangang Dist.,
Taipei City 115001, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As previously disclosed in YD Bio Limited’s (the “Company”) Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on January 30, 2025 and declared effective on July 18, 2025 (File No. 333-283428) (the “Registration Statement”), in connection with the closing of the business combination between the Company, Breeze Holdings Acquisition Corp., and YD Biopharma Limited described in the Registration Statement (the “Business Combination”), the Company received commitments of $13.2 million in connection with a PIPE financing to be completed concurrently with the closing of the Business Combination (the “PIPE Financing”).

The subscribers to the PIPE Financing comprised four individuals, including Dr. Keng-Lian Ou, Ph.D. On August 13, 2025, the Company entered into a termination agreement releasing Dr. Ou from his subscription obligations and at the same time entered into a new subscription agreement with Ms. Hsiao Lan Wu. Ms. Lu’s subscription is in the same amount and on the same terms as those previously agreed to by Dr. Ou. The Company continues to have commitments of $13.2 million in connection with the PIPE Financing following the substitution of Ms. Wu for Dr. Ou. Ms. Wu has no affiliation with the Company or any of its directors or officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2025

YD Bio Limited

By:	/s/ J. Douglas Ramsey, Ph.D.
Name:	J. Douglas Ramsey, Ph.D.
Title:	Chief Executive Officer

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